UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-41973

Critical Metals Corp.

(Exact name of registrant as specified in its charter)

c/o Maples Corporate Services (BVI) Limited

Kingston Chambers, PO Box 173, Road Town

Tortola, British Virgin Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

EXPLANATORY NOTE

Amendment to Merger Agreement and Termination of Investors Agreement

As previously disclosed, on May 18, 2026, Critical Metals entered into a binding Scheme Implementation Deed under which Critical Metals will acquire all of the issued shares and listed options of European Lithium Ltd. (ASX: EUR) (“European Lithium”) by way of two interdependent schemes of arrangement under Australian law (the “Transaction”), as amended and restated from time to time (the “Scheme Implementation Deed”).

On September 28, 2026, Critical Metals and European Lithium entered into Amendment No. 4 (the “Merger Agreement Amendment”) to the Agreement and Plan of Merger, dated as of October 24, 2022, as previously amended (the “Merger Agreement”), pursuant to which Critical Metals’ obligation to issue up to 6,778,838 ordinary shares to European Lithium as earnout consideration under the Merger Agreement will be terminated. The Merger Agreement Amendment will become effective automatically upon the occurrence of the “Implementation Date” under the Scheme Implementation Deed and will automatically terminate if the Scheme Implementation Deed is terminated or the Implementation Date does not otherwise occur.

In addition, on September 28, 2026, Critical Metals and European Lithium also entered into a Termination Agreement (the “Termination Agreement”), which will terminate the Investors Agreement, dated as of February 27, 2024, by and between Critical Metals and European Lithium (the “Investors Agreement”). The Termination Agreement will become effective automatically upon the occurrence of the Implementation Date under the Scheme Implementation Deed and will automatically terminate if the Scheme Implementation Deed is terminated or the Implementation Date does not otherwise occur.

The above descriptions are not complete and are qualified in their entirety by the Merger Agreement Amendment and the Termination Agreement, copies of which are filed as Exhibit 99.1 and Exhibit 99.2, respectively, to this report on Form 6-K.

Michael C. Ryan

Michael C. Ryan, a director on Critical Metals’ Board of Directors, passed away on September 27, 2026. Mr. Ryan served as a member of the Board of Directors since February 2025. Critical Metals is greatly indebted to Mr. Ryan for his invaluable contributions to the company during his tenure and expresses its deepest condolences to Mr. Ryan’s family.

Settlement Agreement

On October 1, 2026, Critical Metals entered into an agreement with a financial advisor, which terminates the prior engagement arrangements with the advisor and provides for final payment obligations by Critical Metals to the advisor. Under the agreement, Critical Metals will pay the advisor $5,000,000 in cash and issue approximately 1.1 million ordinary shares. The ordinary shares will be issued in a private placement exempt from the registration requirements of the Securities Act of 1933, in reliance on the exemptions set forth in Section 4(a)(2) of the Securities Act. For additional information, please read Notes 16 and 34 to the financial statements of Critical Metals included in its most recent Annual Report on Form 20-F for the fiscal year ended June 30, 2026.Critical Metals is obligated under the agreement to file a registration statement for the resale of the ordinary shares issued to the advisor within 30 days following the agreement, and to use reasonable best efforts to cause the registration statement to become effective as soon as reasonably practicable, but no later than 120 days following the agreement.

Cautionary Note Regarding Forward-Looking Statements

This Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include, without limitation, statements regarding the timing of closing of the transactions, statements regarding anticipated benefits of the transactions, as well as statements regarding the financial position, financial performance, business strategy, expectations of the Company’s business and the plans and objectives of management for future operations. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used herein, forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “designed to” or other similar expressions that predict or indicate future events or trends or that are not statements of historical facts. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors discussed under the “Risk Factors” section in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission, as amended by Amendment No. 1 to the Company’s Annual Report on Form 20-F/A filed with the SEC. These forward-looking statements are based on information available as of the date hereof, and expectations, forecasts and assumptions as of the date hereof involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing the Company’s views as of any subsequent date, and the Company does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Incorporation by Reference

The information contained in this Form 6-K shall be deemed to be filed with the Securities and Exchange Commission and is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-296156), on Form F-3 (File No. 333-294406), Form F-3 (File No. 333-290973), Form F-3 (File No. 333-286326), Form F-3 (File No. 333-293656), Form F-3 (File No. 333-278400), Form S-8 (File No. 333-291195) and Form S-8 (File No. 333-280017) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Amendment No. 4 to Agreement and Plan of Merger, dated as of September 28, 2026, by and between Critical Metals Corp. and European Lithium Ltd.
99.2	Termination Agreement, dated as of September 28, 2026, by and between Critical Metals Corp. and European Lithium Ltd., terminating the Investors Agreement dated as of February 27, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Critical Metals Corp.

October 2, 2026	By:	/s/ Tony Sage
	Name:	Tony Sage
	Title:	Chief Executive Officer and Executive Chairman

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